ES
S E COMMISSION
0549

02022402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

MAY 31 2002

NAME OF BROKER-DEALER:

CENTENNIAL VENTURES, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 28TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA J. MALIN 212-422-1626
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2A

OK-UF 6-24-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LINDA J. MALIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTENNIAL VENTURES, LTD., as of MARCH 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Roslyn S Harper
Notary Public

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Centennial Ventures, Ltd.:

We have audited the accompanying statement of financial condition of Centennial Ventures, Ltd. (the "Company") as of March 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Centennial Ventures, Ltd. as of March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statement, the Company has no employees who are actively engaged in carrying on the day-to-day activities for the purpose of generating revenue for the Company. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter are also described in Note 9. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

New York, New York
May 20, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

CENTENNIAL VENTURES, LTD.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash and cash equivalents	$	46,699
Securities owned, at fair value		52,198
Due from clearing broker, including a deposit of $25,000		2,776,597
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $21,937		12,182
Other assets		58,262
Total assets	$	2,945,938

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	698,782
Note payable		25,710
Total liabilities		724,492
Liabilities subordinated to claims of general creditors		1,850,000
Shareholder's equity:		
Common stock, $1 par value; authorized 100 shares, issued 16 shares		16
Additional paid-in capital		35,984
Retained earnings		335,446
Total shareholder's equity		371,446
Total liabilities and shareholder's equity	$	2,945,938

The accompanying notes are an integral part of this financial statement.

CENTENNIAL VENTURES, LTD.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Centennial Ventures, Ltd. (the "Company"), was incorporated in April 1994 as a New York corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission and is member of the National Association of Securities Dealers, Inc.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. These transactions are generally cleared through and carried by a clearing broker dealer on a fully disclosed basis. (See also Notes 3 and 8).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICES

(a) The Company records securities transactions and related commission income and expenses on a settlement date basis. Securities owned at market value and revenues and expenses would not be materially different if reported on a trade date basis.

(b) Securities owned are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations.

(c) Depreciation is computed using a straight-line method over the estimated useful lives of the assets for both financial accounting and income tax purposes.

(d) The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in March 2002 and paid in April 2002, and residual balances from the Company's trading activity. The deposit with the clearing organization is required by the clearing agreement.

NOTE 3 - CONT'D

The Company has agreed to indemnify its clearing broker for losses sustained as a result of errors or omissions by the Company and/or its employees from disputed transactions in customers' accounts introduced by the Company. As stated in Note 2, the Company records securities transactions on a settlement date basis. Should a customer not fulfill his obligation on a trade date transaction through March 31, 2002, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at March 31, 2002 settled with no resulting liability to the Company.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

NOTE 5 - INCOME TAXES

The components of the income tax provision as of March 31, 2002 were:

Federal	$135,300
State	43,900
City	42,786
Total	$221,986

The difference between the statutory Federal, State and City tax rates and the actual provision is due primarily to non-deductible expenses, and permanent timing differences.

NOTE 6 - SUBORDINATED BORROWINGS

At March 31, the Company had borrowings of $1,850,000, of which $1,800,000 was from a shareholder. The subordinated borrowings are unconditionally subordinated to all claims of general creditors pursuant to a written agreements and are subject to the rules and regulations of the Securities and Exchange Commission. Thus, the borrowings are available in computing net capital as defined. The agreements are scheduled to mature on October 29, 2004 and February 28, 2004, unless extended. The subordinated borrowing in the amount of $50,000 is interest bearing at a rate of 8% per annum.

NOTE 7 - RELATED PARTY TRANSACTIONS

For the year ended March 31, 2002, the Company paid fees to a related party for consulting services in the amount of $136,496.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $2,142,149 which was $2,042,149 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was .34 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.

NOTE 9- CONTINUING OPERATIONS

As a result of the terrorist attack on the World Trade Center on September 11, 2001, and the resulting and continuing adverse affect on securities market which has had a substantial impact on the Company's trading and other operations, management decided to terminate all its trading personnel prior to March 31, 2002. At the present time, management does not have any plans to hire personnel to reestablish its trading and other securities operations in the near future. Accordingly, there is substantial doubt that the Company will be able to meet its ongoing financial obligations. The accompanying financial statements do not reflect any adjustments that might result from this uncertainty.

SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2002
WASH, D.C. 161 SECTION

CENTENNIAL VENTURES, LTD.

REPORT ON FINANCIAL STATEMENT

AS OF MARCH 31, 2002

CENTENNIAL VENTURES, LTD.

INDEX